BB

SECUR 06004961 ION

RECEIVED FEB 2 8 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cary Street Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1210 E. Cary Street, Suite 300 (No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Black 804 521-3345 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman + Company LLC (Name – *if individual, state last, first, middle name*)

4510 Cox Rd Suite 200 (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 2 8 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas H. Tullidge, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cary Street Partners LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

My Commission expires 12/31/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Years Ended
December 31, 2005 and 2004

Cary Street Partners LLC

Goodman
& COMPANY

Certified Public Accountants
Financial Planning
Specialized Services

Cary Street Partners LLC

Contents

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors

Board of Managers
Cary Street Partners LLC

We have audited the accompanying balance sheets of ***Cary Street Partners LLC*** as of December 31, 2005 and 2004, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***Cary Street Partners LLC***. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Cary Street Partners LLC*** as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company, LLP

Richmond, Virginia
January 20, 2006

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Cary Street Partners LLC

Balance Sheets

December 31,		2005		2004
Assets				
Current assets				
Cash and cash equivalents	$	832,394	$	354,238
Accounts receivable (net of allowance for doubtful accounts of $5,000 and $0 at December 31, 2005 and 2004, respectively)		172,835		54,930
Due from Parent		82		10,000
Prepaid expenses		2,921		-
Total current assets		1,008,232		419,168
Non-current account receivable		147,517		-
Property and equipment - net		35,584		60,366
	$	1,191,333	$	479,534
Liabilities and Member's Equity				
Current liabilities				
Accounts payable and accrued expenses	$	42,869	$	35,164
Accrued compensation		366,800		208,417
Note payable to parent		50,000		-
Total liabilities		459,669		243,581
Member's equity		731,664		235,953
	$	1,191,333	$	479,534

The accompanying notes are an integral part of these financial statements.

Cary Street Partners LLC

Statements of Operations

Years Ended December 31,	2005	2004
Revenue		
Advisory income	$ 1,587,619	$ 735,000
Operating expenses		
Salaries and related costs	1,093,555	808,567
Occupancy and equipment cost	110,010	97,356
Other operating expenses	102,147	76,972
Promotion cost	34,396	28,596
Communications	47,087	17,765
Office supplies and postage	9,844	11,343
	1,397,039	1,040,599
Income (loss) from operations	190,580	(305,599)
Other income		
Interest income	881	1,501
Net income (loss)	$ 191,461	$ (304,098)

The accompanying notes are an integral part of these financial statements.

Cary Street Partners LLC

Statements of Changes in Equity

Years Ended December 31, 2005 and 2004

	Member's Equity
Balance - December 31, 2003	$ 430,051
Net loss	(304,098)
Contributions to member's equity	110,000
Balance - December 31, 2004	235,953
Net income	191,461
Contributions to member's equity	304,250
Balance - December 31, 2005	$ 731,664

The accompanying notes are an integral part of these financial statements.

Cary Street Partners LLC

Statements of Cash Flows

Years Ended December 31,	**2005**	**2004**
Cash flows from operating activities		
Net loss	$ 191,461	$ (304,098)
Adjustments to reconcile to net cash from operating activities:		
Depreciation and amortization	27,814	25,612
Loss on disposal of fixed assets	92	-
Capital contribution by Parent in lieu of accrued compensation	254,250	37,500
Change in:		
Accounts receivable	(117,905)	8,307
Due from Parent	9,918	(10,000)
Non-current account receivable	(147,517)	-
Accounts payable and accrued expenses	7,705	35,054
Accrued compensation	158,383	125,001
Prepaid expenses	(2,921)	2,308
Net cash from operating activities	381,280	(80,316)
Cash flows from investing activities		
Property and equipment acquisitions	(3,124)	(18,733)
Cash flows from financing activities		
Borrowings on note payable to parent	50,000	-
Contributions to member's equity	50,000	70,000
Net cash from financing activities	100,000	70,000
Net change in cash and cash equivalents	478,156	(29,049)
Cash and cash equivalents - beginning of year	354,238	383,287
Cash and cash equivalents - end of year	$ 832,394	$ 354,238

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Cary Street Partners LLC (Company), a Virginia Limited Liability Company was formed in 2002, under the laws of the Commonwealth of Virginia. The Company's original name, upon formation in September 2002, was TBD Capital Markets LLC. Revenues are earned primarily from financial consulting and advisory services.

Cary Street Partners Holdings, LLC owns 100% of both ***Cary Street Partners LLC*** and Cary Street Partners Investment Advisory, LLC (affiliates). The Company and its affiliates have an expense-sharing arrangement explained in Note 7.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Income Tax Status

As a limited liability company, all income, losses and credits are passed through to the member. Consequently, no provision for federal income taxes is included in the financial statements.

Property and Equipment

Property and equipment is stated at cost. Expenditures for repairs and maintenance are charged to income as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported as current year's revenue or expense.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Furniture and fixtures	5 years
Computer equipment	3 years

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit ratings are monitored by management to minimize credit risk.

Accounts and notes receivable are reviewed routinely for collectiblity and an allowance for bad debts is established, if necessary. Amounts due from three clients comprised 99% of accounts receivable at December 31, 2005, and amounts due from another three clients comprised 97% of accounts receivable at December 31, 2004. One client comprised the entire non-current account receivable at December 31, 2005. Revenues earned from two clients comprised 77% of the Company's total revenues during the year ended December 31, 2005, and seven clients comprised 99% of the Company's total revenues during the year ended December 31, 2004.

Allowance for Doubtful Accounts

Provision for doubtful accounts is made to maintain adequate reserves to cover anticipated losses. The Company reviews customer accounts on an individual basis in reaching decisions regarding methods of collection and write-off of doubtful accounts.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates which may have an impact on future periods.

Revenue

Revenue consists of advisory income that is recorded when earned in accordance with the terms of the related engagement.

Fair Value of Financial Instruments

The Company has a number of financial instruments. The fair value of all financial instruments does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition at December 31, 2005 and 2004.

Cash and cash equivalents, receivables, and liabilities are carried at cost, which approximates fair value.

3. Property and Equipment

Property and equipment consist of the following at December 31:

	2005	2004
Computer equipment	$ 69,492	$ 69,669
Furniture and fixtures	37,929	37,929
	107,421	107,598
Less – accumulated depreciation	(71,837)	(47,232)
	$ 35,584	$ 60,366

4. Member's Equity

The Company is a single member LLC in which 100% of the ownership interest is held by Cary Street Partners Holdings, LLC. Member's capital includes both an initial contributed amount of $100,000, and additional amounts of $110,000 and $304,250 that were contributed in 2004 and 2005, respectively. The 2004 contribution consists of a cash contribution of $70,000, and non-cash contributions in the amount of $40,000, consisting of a contribution in lieu of accrued compensation of $37,500 due to a managing director who is also a member of Cary Street Partners Holdings, LLC, and donated furniture and fixtures of $2,500. The 2005 contribution consists of a cash contribution of $50,000 and contributions in lieu of accrued compensation of $254,250, due to managing directors who are also members of Cary Street Partners Holdings, LLC.

5. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $372,725, which was $342,080 in excess of its net capital requirement of $30,645. The Company's net capital ratio was 1.23 to 1 as of December 31, 2005. At December 31, 2004, the Company had net capital of $110,657, which was $94,418 in excess of its net capital requirement of $16,329. The Company's net capital ratio was 2.20 to 1 as of December 31, 2004.

6. Long-Term Leases

The Company leases office space in Richmond, Virginia under an operating lease agreement that expires in January 2009. The Company also sub-leases office space in Atlanta, Georgia under an operating lease agreement with monthly rent of approximately $2,400 that expires in April 2006, and leases a copier under another operating lease agreement that expires in March 2006. The total rent expense for these leases totaled approximately $76,910 for 2005.

Future commitments under noncancelable operating leases are as follows:

2006	$ 76,340
2007	67,520
2008	69,550
2009	2,990
	$ 216,400

7. **Accounts Receivable**

A receivable from one client has been discounted utilizing a 5% discount rate resulting in a reduction to present value of $7,261 and $15,120 for current and non-current accounts receivable, respectively, at December 31, 2005.

8. **Related Party Transactions**

Certain expenses are incurred by either the Company or its affiliates, and then allocated based on an expense-sharing agreement between the entities. The agreement provides for specifically identifiable expenses to be allocated to the responsible entity, salaries and related costs to be shared based upon personnel requirements, and non-allocable infrastructure expenses to be shared equally between the Company and Cary Street Partners Investment Advisory, LLC. During the year ended December 31, 2005, the Company did not pay any expenses on behalf of its affiliates. During the year ended December 31, 2004 and pursuant to the terms of the expense-sharing agreement, the Company was reimbursed approximately $24,300, respectively, by its affiliates, for expenses paid on their behalf. During the years ended December 31, 2005 and 2004, the Company reimbursed its affiliates a total of $681,710 and $425,750, respectively, for its share of expenses.

The Company entered into a three year lease in February 2003, and has renewed the lease for thirty-five additional months, for its Richmond, Virginia office space with Shockoe Properties, LLC. A Managing Director of the Company is a partner in Shockoe Properties, LLC. Rent under this lease approximated $63,600 and $62,000 in 2005 and 2004, respectively.

In 2004, the Company represented NTC Communications (NTC) in the sale of NTC to Shenandoah Telecommunications, Inc. This transaction was closed on November 30, 2004. For its services, the Company received a fee of $250,000. A Managing Director of the Company was Chairman of the Board of NTC and also a shareholder of NTC. Of the fee paid to the Company, $100,000 was paid by this Managing Director of the Company, while the balance was paid by NTC and other shareholders.

During 2005 and 2004, cumulative totals of $254,250 and $37,500, respectively, in discretionary accrued compensation due to certain managing directors of the Company were treated as capital contributions by Cary Street Partners Holdings, LLC, the parent company. The managing directors are also members in Cary Street Partners Holdings, LLC.

Compensation of $100,000 was accrued as a consulting fee to a former member of Cary Street Partners Holdings, LLC, an affiliated company, for services and is included in salaries and related costs. The payment was made in January 2006.

The Company borrowed $50,000 from Cary Street Partners Holdings, LLC, under a promissory note on December 31, 2005. The note was payable on demand and included interest of seven percent on the unpaid principal payable monthly. The Company repaid the note in January 2006.

* * * * *

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Managers
Cary Street Partners LLC

We have audited the accompanying financial statements of Cary Street Partners LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated January 20, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, LLP

Richmond, Virginia
January 20, 2006

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule 1

December 31, 2005	
Member's equity	
Member's equity qualified for net capital	$ 731,664
Nonallowable assets and miscellaneous capital charges	
Nonallowable receivables	320,352
Fixed assets - net	35,584
Other assets	3,003
	358,939
Net capital	$ 372,725
Amounts included in total liabilities which represent aggregate indebtedness	
Accounts payable and accrued liabilities	$ 459,669
Minimum net capital required (the greater or $5,000 or 6-2/3% of aggregate indebtedness)	$ 30,645
Net capital in excess of minimum requirements	$ 342,080
Ratio of aggregate indebtedness to net capital	1.23 to 1

Note There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2005.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(i).

See report of independent auditors.

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption under SEC Rule 15c3-3

Board of Managers
Cary Street Partners LLC

In planning and performing our audit of the financial statements and supplemental Schedule 1 of *Cary Street Partners LLC* (Company), for the year ended December 31, 2005, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not consider the practices followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Goodman & Company, LLP

Richmond, Virginia
January 20, 2006